                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Oplink Communications, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    68375Q106
                                 (CUSIP Number)

                                  Herbert Chang
                        Room 1201, 12F, 333 Keelung Road
                                 Taipei, Taiwan
                                (8862) 2757-9585

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 18, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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CUSIP No. 68375Q106                                              Page 2 of 12


1        NAME OF REPORTING PERSON

         Herbert Chang

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

         ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan

NUMBER OF                   7    SOLE VOTING POWER
SHARES                                    0
BENEFICIALLY
OWNED BY                    8    SHARED VOTING POWER
EACH                                 22,513,808/1/
REPORTING
PERSON                      9    SOLE DISPOSITIVE POWER
                                          0

                           10    SHARED DISPOSITIVE POWER
                                     22,513,808/1/

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,513,808/1/ shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [_]

_________________________
/1/ Mr. Chang beneficially owns 22,513,808 issued and outstanding shares of Oplink Common Stock. This amount includes (i) 14,890,448 shares held by InveStar Burgeon Venture Capital, Inc.; (ii) 3,648,896 shares held by InveStar Excelsus Venture Capital (Int'l), Inc., LDC; (iii) 2,574,464 shares held by Forefront Venture Partners, L.P.; and (iv) 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc. Based on the 163,927,229 shares of Oplink Common Stock outstanding as of March 18, 2002, the number of shares of Oplink Common Stock indicated represents approximately 13.7% of the outstanding Oplink Common Stock, excluding options to purchase an aggregate of 488,000 shares of Oplink Common Stock held by Mr. Chang, which options are exercisable within 60 days of March 18, 2002. All 22,513,808 shares of Oplink Common Stock are subject to a Voting Agreement and Irrevocable Proxy, as described in Items 3 and 4.

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CUSIP No. 68375Q106                                              Page 3 of 12

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.7%/1/ (Based on 163,927,229 shares of Oplink Common Stock outstanding as of March 18, 2002.)

14   TYPE OF REPORTING PERSON

         IN

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CUSIP No. 68375Q106                                              Page 4 of 12


1        NAME OF REPORTING PERSON

         InveStar Burgeon Venture Capital, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

6        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

         ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

NUMBER OF                   7    SOLE VOTING POWER
SHARES                                   0
BENEFICIALLY
OWNED BY                    8    SHARED VOTING POWER
EACH                                  14,890,448
REPORTING
PERSON                      9    SOLE DISPOSITIVE POWER
                                         0

                           10    SHARED DISPOSITIVE POWER
                                      14,890,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,890,448 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1% (Based on 163,927,229 shares of Oplink Common Stock outstanding as of March 18, 2002.)

14   TYPE OF REPORTING PERSON

         CO

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CUSIP No. 68375Q106                                                 Page 5 of 12

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Oplink Common Stock"), of Oplink Communications, Inc., a Delaware corporation ("Oplink"). The principal executive offices of Oplink are located at 3469 North First Street, San Jose, California 95134.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the persons filing this statement are Herbert Chang and InveStar Burgeon Venture Capital, Inc.

         (b) The business address of Mr. Chang and InveStar Burgeon Venture Capital, Inc. is Room 1201, 12F, 333 Keelung Road, Taipei, Taiwan.

         (c) Mr. Chang is President of InveStar Capital, Inc. and is a director of Oplink. The principal business address of InveStar Capital, Inc. is Room 1201, 12F, 333 Keelung Road, Taipei, Taiwan.

         (d) During the past five years, neither Mr. Chang nor InveStar Burgeon Venture Capital, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Mr. Chang nor InveStar Burgeon Venture Capital, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Chang is a citizen of Taiwan and InveStar Burgeon Venture Capital, Inc. is a corporation organized in the Cayman Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Oplink have entered into Voting Agreements and Irrevocable Proxies with Avanex as described in Item 4 and Item 5 of this
Schedule 13D. Avanex did not pay additional consideration to any such stockholder in connection with the execution and delivery of the Voting Agreements and Irrevocable Proxies.

Mr. Chang's and InveStar Burgeon Venture Capital, Inc.'s ownership of Oplink Common Stock were previously reported on a Schedule 13G filed with the Commission on February 14, 2001 and an amendment thereto filed on February 13, 2002. Mr. Chang and InveStar Burgeon Venture Capital, Inc. are filing this
Schedule 13D because they recently entered into a Voting Agreement and Irrevocable Proxy designed to facilitate the consummation of a Merger described below.

All 22,513,808 shares of Oplink Common Stock beneficially owned by Mr. Chang are subject to a Voting Agreement and Irrevocable Proxy, as described in Items 4 and
5. This amount includes (i) 14,890,448 shares held by InveStar Burgeon Venture Capital, Inc.; (ii) 3,648,896 shares held by InveStar Excelsus Venture Capital (Int'l), Inc., LDC; (iii) 2,574,464 shares held by Forefront Venture Partners, L.P.; and (iv) 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc. Based on the 163,927,229 shares of Oplink Common Stock outstanding as of March 18, 2002, the number of shares of Oplink Common Stock indicated represents approximately 13.7% of the outstanding Oplink Common Stock, excluding options to purchase an aggregate of 488,000 shares of Oplink Common Stock held by Mr. Chang, which options are exercisable within 60 days of March 18, 2002.

All 14,890,448 shares of Oplink Common Stock beneficially owned by InveStar Burgeon Venture Capital, Inc. are subject to a Voting Agreement and Irrevocable Proxy, as described in Items 4 and 5. Based on the 163,927,229 shares of Oplink Common Stock outstanding as of March 18, 2002, the number of shares of Oplink Common Stock indicated represents approximately 9.1% of the outstanding Oplink Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

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CUSIP No. 68375Q106                                                 Page 6 of 12

         (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated as of March 18, 2002 (the "Reorganization Agreement"), by and among Avanex, Pearl Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Avanex ("Merger Sub"), and Oplink, and subject to the conditions set forth therein (including, but not limited to, the adoption by the stockholders of Oplink of the Reorganization Agreement and the approval by the stockholders of Avanex of the issuance of Avanex Common Stock in connection with the Merger), Merger Sub will be merged with and into Oplink (the "Merger"), Oplink will become a wholly-owned subsidiary of Avanex and each outstanding share of Oplink common stock will be converted into 0.405344 of a share of Avanex Common Stock in accordance with the Reorganization Agreement. Concurrently with, and as a condition to, the execution and delivery of the Reorganization Agreement, Mr. Chang and InveStar Burgeon Venture Capital, Inc. each entered into a Voting Agreement and Irrevocable Proxy with Avanex. References to, and descriptions of, the Merger, the Reorganization Agreement and the Voting Agreements and Irrevocable Proxies as set forth herein are qualified in their entirety by reference to the copies of the Reorganization Agreement and the Voting Agreement, included as Exhibits 2.1 and 2.2, respectively, to this
         Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

         (c) Not applicable.

         (d) If the Merger is consummated, Oplink will become a wholly-owned subsidiary of Avanex, and Avanex will subsequently determine the size and membership of the board of directors of Oplink and the officers of Oplink.

         (e) The Reorganization Agreement prohibits Oplink, without the prior written consent of Avanex, from (i) declaring, setting aside or paying any dividends or making any other distributions in respect of any capital stock or splitting, combining or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) purchasing, redeeming or otherwise acquiring any shares of capital stock of Oplink or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on March 18, 2002; and (iii) issuing, delivering, selling, authorizing, pledging or otherwise encumbering any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or entering into other agreements or commitments of any character obligating Avanex to issue any such shares or convertible securities, other than in certain circumstances described in the Reorganization Agreement. Upon consummation of the Merger, the number of outstanding shares of Oplink Common Stock will be adjusted as contemplated by the Reorganization Agreement.

         (f) Upon consummation of the Merger, Oplink will become a wholly-owned subsidiary of Avanex.

         (g) The Reorganization Agreement contains provisions that limit the ability of Oplink to engage in a transaction that would entail a change of control of Oplink during the pendency of the Reorganization Agreement. Upon consummation of the Merger, the Certificate of Incorporation of Oplink will be in a form satisfactory to Avanex.

         (h) Upon consummation of the Merger, the Oplink Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the Oplink Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Other than as described above, neither Mr. Chang nor InveStar Burgeon Venture Capital, Inc. currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)
         - (i) of Schedule 13D (although Mr. Chang and InveStar Burgeon Venture Capital, Inc. each reserves the right to develop such plans).

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CUSIP No. 68375Q106                                                 Page 7 of 12

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) As a result of the Voting Agreement and the Irrevocable Proxy relating to the shares of Oplink Common Stock beneficially owned by Mr. Chang and InveStar Burgeon Venture Capital, Inc., Avanex has shared power to vote shares of Oplink Common Stock beneficially owned by Mr. Chang and InveStar Burgeon Venture Capital, Inc. for the limited purpose of voting (i) in favor of approval and adoption of the Reorganization Agreement (as the same may be amended from time to time in accordance with its terms); (ii) in favor of approval of the Merger;
         (iii) in favor of each of the transactions contemplated by the Reorganization Agreement; (iv) in favor of any matter that could reasonably be expected to facilitate the Merger; and (v) against any matter that could reasonably be expected to prevent the Merger. Mr. Chang and InveStar Burgeon Venture Capital, Inc. have retained the right to vote their shares of Oplink Common Stock on all matters other than those identified in the Voting Agreement and Irrevocable Proxy. The Voting Agreement also prohibits Mr. Chang and InveStar Burgeon Venture Capital, Inc. from selling or otherwise disposing of shares of Oplink Common Stock for certain time periods, except in certain instances. The Voting Agreement and Irrevocable Proxy terminates upon the first to occur of the closing of the Merger or the termination of the Reorganization Agreement.

         The 22,513,808 issued and outstanding shares of Oplink Common Stock, all of which are covered by the Voting Agreements and Irrevocable Proxies executed by Mr. Chang and InveStar Burgeon Venture Capital, Inc., constitute approximately 13.7% of the issued and outstanding shares of Oplink Common Stock as of March 15, 2002 (as represented by Oplink in the Reorganization Agreement). Any additional shares of Oplink Common Stock acquired by Mr. Chang or InveStar Burgeon Venture Capital, Inc.after the date of this Schedule 13D and on or before the record date for persons entitled to notice of, and to vote at, a meeting of Oplink's stockholders at which the Reorganization Agreement and the Merger will be voted upon (whether such shares are acquired upon the exercise of stock options or otherwise), must also be voted in accordance with the terms of the Voting Agreement and Irrevocable Proxy.

         The description contained in this Item 5 of the transactions contemplated by the Voting Agreement and Irrevocable Proxy is qualified in its entirety by reference to the full text of the Voting Agreement and Irrevocable Proxy, a copy of which is attached to this Schedule 13D as Exhibit 2.2.

         Schedule I to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of Avanex.

         To the knowledge of Mr. Chang and InveStar Burgeon Venture Capital, Inc., no shares of Oplink Common Stock are beneficially owned by Avanex or any person listed on Schedule I to this Schedule 13D.

         During the past five years, to the knowledge of Mr. Chang and InveStar Burgeon Venture Capital, Inc., neither Avanex nor any person listed on
         Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, to the knowledge of Mr. Chang and InveStar Burgeon Venture Capital, Inc., neither Avanex nor any person listed on
         Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To the knowledge of Mr. Chang and InveStar Burgeon Venture Capital, Inc., all persons named in Schedule I to this Schedule 13D are citizens of the United States with the exception of Giovanni Barbarossa, who is a citizen of Italy.

         (c) Neither Mr. Chang nor InveStar Burgeon Venture Capital, Inc., and to the knowledge of Mr. Chang and InveStar Burgeon Venture Capital, Inc., no person named in Schedule I to this Schedule 13D, has affected any transaction in Avanex Common Stock during the past 60 days, except as disclosed herein.

         (d) Not applicable.

         (e) Not applicable.

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CUSIP No. 68375Q106                                                 Page 8 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, neither Mr. Chang nor InveStar Burgeon Venture Capital, Inc. is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Oplink, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.  DESCRIPTION
------------------------

2.1 Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, Pearl Acquisition Corp., and Oplink Communications, Inc. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Oplink Communications, Inc. on March 22, 2002.)

2.2 Form of Oplink Voting Agreement and Irrevocable Proxy, dated as of March 18, 2002, a substantially similar form of which was executed by Herbert Chang and InveStar Burgeon Venture Capital, Inc. in favor of Avanex Corporation and certain related persons.

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CUSIP No. 68375Q106                                                 Page 9 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    March 28, 2002


                                              /s/ Herbert Chang
                                              ---------------------------------
                                                     Herbert Chang

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CUSIP No. 68375Q106                                                Page 10 of 12

                             Joint Filing Statement

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  March 28, 2002

                                        Herbert Chang



                                        By: /s/ Herbert Chang
                                            -----------------------------------
                                            Herbert Chang



                                        InveStar Burgeon Venture Capital, Inc.



                                        By: /s/ Herbert Chang
                                            -----------------------------------
                                            Herbert Chang, Secretary

                                   SCHEDULE I

                   EXECUTIVE OFFICERS AND DIRECTORS OF AVANEX

                              PRINCIPAL OCCUPATION                        NAME AND ADDRESS
NAME                          OR EMPLOYMENT                               OF EMPLOYER
----                          -------------                               -----------
Paul Engle (D)                President, Chief Executive Officer          Avanex Corporation
                                                                          40919 Encyclopedia Circle
                                                                          Fremont, California  94538

Giovanni Barbarossa           Vice President, Product Development         Avanex Corporation
                                                                          40919 Encyclopedia Circle
                                                                          Fremont, California  94538

Simon Cao                     Chief Technology Officer and                Avanex Corporation
                              Senior Vice President,                      40919 Encyclopedia Circle
                              Business Development                        Fremont, California  94538

Jessy Chao                    Vice President, Finance and                 Avanex Corporation
                              Chief Financial Officer                     40919 Encyclopedia Circle
                                                                          Fremont, California  94538

John Tyler                    Vice President,                             Avanex Corporation
                              Quality                                     40919 Encyclopedia Circle
                                                                          Fremont, California  94538

Margaret Quinn                Vice President,                             Avanex Corporation
                              Human Resourses and Administration          40919 Encyclopedia Circle
                                                                          Fremont, California  94538

Walter Alessandrini (D)       Chairman                                    Avanex Corporation
                                                                          40919 Encyclopedia Circle
                                                                          Fremont, California  94538

Todd Brooks (D)               General Partner                             Mayfield Fund
                                                                          2800 Sand Hill Road
                                                                          Menlo Park, California  94025

Vinton G. Cerf (D)            Senior Vice President,                      c/o Avanex Corporation
                              Internet Architecture and Technology        40919 Encyclopedia Circle
                              MCI Worldcom                                Fremont, California  94538

Federico Faggin (D)           President and Chief Executive Officer       Synaptics
                                                                          2381 Bering Drive
                                                                          San Jose, California 95131

Joel Smith (D)                Dean,                                       University of South Carolina
                              The Darla Moore School of Business          Moore School of Business
                                                                          1705 College Street
                                                                          Columbia, South Carolina 29208
(D) = Director of Avanex

                                    EXHIBITS

EXHIBIT NO. DESCRIPTION
-----------------------

  2.2 Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, Pearl Acquisition Corp., and Oplink Communications, Inc. (Incorporated by reference to Exhibit
              2.1 of the Form 8-K filed by Oplink Communications, Inc. on March 22, 2002.)

  2.2 Form of Oplink Voting Agreement and Irrevocable Proxy, dated as of March 18, 2002, a substantially similar form of which was executed by Herbert Chang and InveStar Burgeon Venture Capital, Inc. in favor of Avanex Corporation and certain related persons.